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                                                                January 29, 2001


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      COLUMBIA INSURANCE CORPORATION, LTD.
                            13880 DULLES CORNER LANE
                             HERNDON, VA 20171-4600

                                FILE NO. 70-8905
                                FILE NO. 70-9371


Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd. ("CICL") for the July 1, 2000 through December 31, 2000 period.

1. Provide a general description of loss exposure/experience for automobile, "all-risk" property, and general liability insurance coverage.

CICL was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks at Columbia Energy Group ("Columbia"), its subsidiaries and associates. It continues to write these risks under reinsurance agreements with qualified primary insurance carriers. At June 30, 2000 the General and Automobile Liability reinsurance agreement was renewed at existing terms and conditions. At July 1, 2000 a new All Risks Property reinsurance agreement was negotiated, with retentions remaining the same as in the prior period. Details of the coverages and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

As further discussed under point 2 below, CICL's loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There have been 34 losses reported and $5,695,212 in paid claims since inception - $1,075,825 for the period under review.
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2.   Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six-month period as compared to premiums paid.

For the period under review CICL's incurred loss to earned premium ratios for the policies which incepted at 7/1/00 were as follows:

                               EARNED PREMIUM           INCURRED LOSS RATIO
                                (7/1-12/31)                 (INCL. IBNR)
  All Risk Property            US $ 1,102,500            $ 1,500,000  136%
  General/ Auto Liability      US $ 1,406,000            $ 2,000,000  142%

The above ratios reflect a conservative reserving position, as is appropriate for a company in its early years of writing business.

3. Provide an analysis by subsidiary or associate company of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

Reported beginning-of-period loss reserves and end-of-period loss reserves on CICL's property and liability programs as at June 30, 2000 and December 31, 2000 were $16,542,134 and $17,270,251 respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

At 12/31/00 CICL also had a reserve for long term disability (LTD) risks assumed under portfolio transfer agreements with two unrelated insurers. The amount of the reserve is estimated by a qualified actuary to be in the area of $9,569,000. Prior to assuming this risk, CICL applied for, and was granted, a Prohibited Transaction Exemption by the Department of Labor, having shown in their application that the reinsurance of the LTD risks of employees of Columbia by CICL would allow Columbia to improve the LTD benefits provided. In order to provide this employee benefit reinsurance program, CICL formed a Vermont branch of their Bermuda captive, exclusively for the purpose of reinsuring ERISA risks. CICL also changed its license class to allow it to underwrite Long Term (life) risks.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

As of the latest renewal, CICL has implemented a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. The
GL premium paid to CICL was reduced by 7.5% for the 2000/01 period based on positive experience through the first policy periods. The all-risk premium was decreased by 8.1% due to decreased loss activity. The model is presented in
Exhibit 4.
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The net premium for the LTD risks assumed by the captive during the period under review represents a total of 2 years (1/1/99 - 12/31/00) of LTD premium charged by the commercial insurer which issued the policies, less insurer expenses and losses paid by the insurer prior to the date of the portfolio transfer. It is anticipated that using CICL to reinsure this risk will allow Columbia to continue to provide the expanded employee benefit coverage, without a commensurate increase in rates.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

Exhibit 5 gives the estimated cost of purchasing guaranteed cost (commercial) coverage for the layers of insurance reinsured to CICL for 1996/97, 1997/98, 1998/99, 1999/2000 and 2000/01 compared to the actual premium paid to CICL, for the period from its incorporation to December 31, 2000. The comparison is made using market quotes obtained for commercial coverage. As shown in the exhibit, in the current period Columbia has realized immediate pre-tax savings of approximately 13 % by reinsuring certain of the risks to CICL. Cumulatively, taking into account investment income earned on reserves, savings could be as high as 14%.

6. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

CICL's income statement and balance sheet including any notes are attached.


Very truly yours,

COLUMBIA INSURANCE CORPORATION, LTD.




By:   /s/ J. W. Grossman, President
    -------------------------------------
        J. W. Grossman, President